

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2013

Via E-mail
Adam C. Vandervoort
Corporate Vice President, General Counsel and Secretary
Independence Holding Company
c/o The IHC Group
485 Madison Avenue, 14th Floor
New York, New York 10022

> **Re: American Independence Corp.**
> **Schedule TO-T filed by Independence Holding Company**
> **Filed September 4, 2013**
> **File No. 005-31658**

Dear Mr. Vandervoort:

We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

1.   We note the significant share ownership of AMIC by IHC and that AMIC and IHC have common affiliates. Given the potential effects of this transaction on the listing and registration under the Exchange Act of AMIC as noted in your disclosure on page 22, please provide us your analysis as to the applicability of Exchange Act Rule 13e-3 to this transaction. While your disclosure indicates that you intend to preserve such listing, your disclosure on page 22 indicates that the transaction may nevertheless result in delisting and deregistration.

Summary Term Sheet, page 1

What is the class and amount . . .?, page 1

2. The reference to "our listing" implies the listing of the shares of "Purchaser." If you mean the listing of AMIC shares, please revise accordingly.

Why are you making the Offer?, page 2

3. Please revise to clarify the purpose of this offer. For example, address whether you plan to conduct a short-form merger. While we note your statements regarding further alignment of interests and permitting additional focus, it is unclear from your disclosure how such interest and focus is improved merely by increasing your ownership of AMIC from 80% to 90%.

What does the board of AMIC think of the Offer, page 2

4. We note that you may terminate the offer if the AMIC board does not file its Schedule 14D-9, or if the board recommends that stockholders reject the Offer or otherwise withdraws or modifies its recommendation; however, these events are not listed as conditions to the offer. Please revise to include these events as conditions to the offer, or delete the disclosure.

Terms of the Offer, page 8

5. We note you will not announce the final proration factor until "five to seven business days after the Expiration Date," which indicates it may take even longer to pay for or return the shares tendered. Even if payment or return takes place concurrently with announcement of the proration factor, please tell us how that is consistent with the requirements of Rule 14e-1(c).

6. Your disclosure indicates that the number of shares you are offering to purchase may change if, by accepting those shares, the listing of AMIC shares on NASDAQ will not be maintained. Therefore, it also appears that if such change occurs, the offer would be required to be kept open for an additional ten business days, as required by Rule 14e-1(b). Please confirm your understanding and revise your disclosure accordingly.

Acceptance for Payment and Payment for Shares, page 12

7. According to the fourth paragraph on page 13, the disclosure indicates that the bidder reserves the right to transfer or assign the right to purchase shares pursuant to the offer. Please confirm your understanding that any entity to which the bidder assigns the right to purchase shares in the offer must be included as a bidder in the offer. Including

additional bidders may require the bidder to disseminate additional offer materials and to extend the term of the offer.

Determination of validity, page 17

8.   We note the disclosure that indicates your determinations are final and binding. Revise to state that holders may challenge your determinations in a court of competent jurisdiction. Please make corresponding revisions to the Letter of Transmittal.

Certain Information Concerning AMIC, page 23

9.   Refer to the fourth paragraph. You may not disclaim responsibility for your disclosure. Please revise accordingly.

Certain Information Concerning the Purchaser, page 23

10.   Please provide additional details regarding the December 27, 2012 approval to Purchaser to acquire up to 90% of AMIC's shares. Include who initially sought the approval and any discussions that transpired. Also include the significance of the 90% number and how it relates to this offer, if at all. Please also revise to provide similar, additional details regarding the discussions and August 23, 2013 approval referenced here and in Section 11 of this document.

Source and Amount of Funds, page 26

11.   If you have no alternative financing arrangements or plans, please state so directly. See Regulation M-A Item 1007(b).

Purpose of the Offer; Plans for AMIC; Other Matters, page 26

12.   Please expand the penultimate paragraph to include the disclosure required by Item 1007(c)(1)-(7) with respect to the individuals required by Instruction C to Schedule TO. We note that your current disclosure address only "the Purchaser."

Conditions to the Offer, page 27

13.   We note that the satisfaction or existence of any offer conditions will be determined by you "in [your] sole discretion." Please revise to include an objective standard for the determination of whether a condition has been satisfied.

14.   Please refer to the last paragraph on page 29, where you state, "The Purchaser's failure at any time to exercise its rights under any of these conditions will not be deemed a waiver of any such right." This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is

triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.

In addition, when an offer condition is triggered by events that occur during the offer period and before expiration of the offer, you should inform shareholders how you intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding.

Adjustments, page 30

15.   You disclose here that you "may, in [your] sole discretion," make adjustments to the offer price if the changes you note occur. On page 10, you say you "will" make those adjustments. Please reconcile. If you "will" make the adjustments, please clarify how the potential changes by AMIC represent offer conditions that must be satisfied or waived prior to expiration.

Miscellaneous, page 30

16.   You state that the offer is not being made to, nor will tenders be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of that jurisdiction. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10. See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Peggy Kim, Special Counsel, at (202) 551-3411 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Adviser
Office of Mergers and Acquisitions

cc (by e-mail): Steven B. Stokdyk, Esq.
Latham & Watkins LLP